

Charge Code Number: 565.056-004Y20171399.0

IN THE CIRCUIT COURT OF BOONE COUNTY, MISSOURI

STATE OF MISSOURI,	)
	) Case No. **20BA-CR00660**
	)
vs.	)
JOHN THOMAS MCLINEY	) ET002833

SUBSTITUTE INFORMATION

The Prosecuting Attorney of the County of Boone, State of Missouri, upon information and belief charges that the defendant:

COUNT I: In violation of Section 565.056, RSMo, committed the class A misdemeanor of assault in the fourth degree, punishable upon conviction under Sections 558.002 and 560.011, RSMo, in that on or about January 24, 2020, in the County of Boone, State of Missouri, the defendant recklessly caused physical injury to [redacted] by causing her to strike her head.

The facts that form the basis for this information and belief are contained in the attached statement(s) to facts concerning this matter, which statements are made a part hereof and are submitted herewith as a basis upon which this court may find the existence of probable that a crime has been committed.

Daniel K. Knight, Prosecuting Attorney
of the County of Boone,
State of Missouri, by

Heather Richenberger

Heather Richenberger, Bar No. 50576
Assistant Prosecuting Attorney

[redacted]ESSES:

[redacted]